# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

May 8, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 8, 2026, The Nasdaq Stock Market (the "Exchange") received from Boost Run Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Class A Common Stock, $0.0001 par value per share

Redeemable warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b)/A, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*